Fetch Brands, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2025

NEIGHBOR PET FOOD
Balance Sheet
As of December 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
Bank - Checking	$ 19,826.31
Accounts receivable (A/R)	6,033.56
Other Current Assets	
Inventory	
Finished Goods Inventory	2,020.70
Packaging Inventory	12,030.08
Total for Inventory Asset	**14,050.78**
Prepaid expenses	906.00
Payroll Tax Holding Account	2,115.12
Total for Other Current Assets	**17,071.90**
Total for Current Assets	**42,931.77**
Fixed Assets	
Accumulated amortization	(804.00)
Accumulated depreciation	(8,680.78)
Furniture & fixtures	2,342.33
Intangible Assets	5,360.00
Tools, machinery, and equipment	21,740.94
Vehicles	10,894.75
Total for Fixed Assets	**30,853.24**
Total for Assets	**73,785.01**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	5,843.90
Credit Card - BofA *0106	34,441.86
Other Current Liabilities	
Accrued Expenses	8,044.73
Payroll Tax Liabilities	1,567.41
Sales tax to pay	2,048.31
Total for Other Current Liabilities	**11,660.45**
Total for Current Liabilities	**51,946.21**
Total for Liabilities	**51,946.21**
Equity	
Convertible Notes/ SAFE	677,202.54

Preferred stock		82,503.55
Retained Earnings		(413,002.59)
Net Income		(324,864.70)
Total for Equity		**21,838.80**
Total for Liabilities and Equity	$	**73,785.01**

NEIGHBOR PET FOOD
Income Statement
January-December, 2025

Distribution account	Total
Income	
Retail Sales - Direct	$ 5,423.13
Sales	286,417.33
Sales - Aloha	70,610.32
Sales - MOC	2,001.22
Total for Income	**364,452.00**
Cost of Goods Sold	
Cost of goods sold	12,182.95
Delivery Labor	13,115.25
Food Cost	191,048.54
Supplies & materials - COGS	32,058.00
UPC Licensing Fees	502.00
Total for Cost of Goods Sold	**248,906.74**
Gross Profit	**115,545.26**
Expenses	
Advertising & marketing	
Broadcast Marketing	2,800.00
Contract Marketing	12,925.00
Distributor Store Credits	6,416.51
Industry Discount Loaves	15,418.53
Marketing Events	2,409.78
Marketing Materials	4,520.47
Social media	18,942.88
Sponsorships	5,349.00
Total for Advertising & marketing	**68,782.17**
Building Rent	48,408.99
Business licenses	687.00
Contributions to charities	104.00
General business expenses	
Bank fees & service charges	484.30
Customer Refunds	5,659.66
Memberships & subscriptions	329.00
Merchant account fees	8,896.54
Other Business Expense	318.94
Tax and License	3,627.96
Total for General business expenses	**19,316.40**
Insurance	6,304.73
Interest paid	4,050.25

Legal & Professional Fees	
Accounting fees	20,612.50
Legal Fees	265.50
Other Professional Service	4,085.00
Total for Legal & Professional Fees	**24,963.00**
Office expenses	
Office supplies	1,011.63
Printing & photocopying	1,051.56
Shipping & postage	10,954.87
Software & apps	13,582.48
Total for Office expenses	**26,600.54**
Payroll Expenses	
Commissions	275.00
Customer Care Labor	29,580.66
Employee Benefits	18,505.68
Health insurance (deleted)	-
Total for Employee Benefits	**18,505.68**
Payroll Clearing	112,832.84
Payroll Retail Sales	40,271.40
Payroll Taxes	20,539.98
Wages (deleted-1)	
Officer Pay (deleted)	-
Operations Labor (deleted)	-
Total for Wages (deleted-1)	**-**
Total for Payroll Expenses	**222,005.56**
Shopify Fees	4,062.83
Travel	23.20
Airfare	228.44
Hotels	935.62
Meals	209.85
Total for Travel	**1,397.11**
Workers' compensation insurance	2,587.39
Total for Expenses	**429,269.97**
Net Operating Income	**(313,724.71)**
Other Income	
Credit card rewards	1,793.45
Total for Other Income	**1,793.45**
Other Expenses	
Amortization expenses	804.00
Depreciation	7,395.93
Taxes paid	391.28
Vehicle Expenses	4,342.23
Total for Other Expenses	**12,933.44**

Net Other Income		(11,139.99)
Net Income	$	(324,864.70)

NEIGHBOR PET FOOD
Statement of Cash Flows
January-December, 2025

Full name		Total
OPERATING ACTIVITIES		
Net Income	$	(324,864.70)
Add: Depreciation and Amortization		8,199.93
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable (A/P)		4,041.42
Accounts receivable (A/R)		(497.54)
Accrued Expenses		(5,822.06)
Credit Card - BofA *0106		26,468.11
Inventory Asset		(1,584.24)
Prepaid expenses		2,715.66
Payroll taxes		(2,115.12)
Sales Tax Payable		2,077.39
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:		**25,283.62**
Net cash provided by operating activities		**(291,381.15)**
INVESTING ACTIVITIES		
Furniture & fixtures		(1,982.35)
Intangible Assets		(360.00)
Tools, machinery, and equipment		(15,106.41)
Net cash provided by investing activities		**(17,448.76)**
FINANCING ACTIVITIES		
Convertible Notes/ SAFE		316,777.15
Net cash provided by financing activities		**316,777.15**
NET CASH INCREASE FOR PERIOD		**7,947.24**
Cash at beginning of period		**9,752.18**
CASH AT END OF PERIOD	$	**19,826.31**


Fetch Brands, Inc.
Statement of Changes in Equity


Accounts	2025
Opening balance	(88,137.89)
Net loss	(324,864.70)
Convertible Notes / SAFE	316,777.15
Closing balance	**21,838.80**

Fetch Brands, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Fetch Brands, Inc. (the "Company") is a corporation organized on February 2, 2022 under the laws of Wyoming.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.